Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – SEPTEMBER 6, 2011

BAYTEX TO PRESENT AT THE PETERS & CO.
NORTH AMERICAN OIL & GAS CONFERENCE

CALGARY, ALBERTA (September 6, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the Peters & Co. North American Oil & Gas Conference on Tuesday, September 13, 2011 at 2:30pm EDT (12:30pm MDT) in Toronto, Ontario. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3636820

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer                                                                        Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                 Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations                                                                                         Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca